Exhibit 99.11

PRESS RELEASE

Grandpuits Zero-crude Platform: TotalEnergies Starts Production at France’s First Advanced Plastics Recycling Plant

Paris, March 19, 2026 – TotalEnergies has launched France’s first advanced plastics recycling plant, with an annual capacity of 15,000 tons, at its Grandpuits site southeast of Paris. This start-up marks another step in the conversion of the refinery into a zero-crude platform.

A brand-new plastics recycling activity

The new plant uses innovative recycling technology supplied by our partner Plastic Energy. It transforms hard-to-recycle plastic waste from French households, which is currently sent to landfill or incineration, into a synthetic oil through a pyrolysis process, involving heating the waste to high temperatures in an oxygen-free environment and under pressure. This advanced recycling process makes it possible to recycle waste that cannot be recycled mechanically.

Recycled plastics identical to virgin plastics

The synthetic oil is then treated as petrochemical feedstock, as a substitute for fossil fuels. It contributes to producing recycled plastics of the same quality as virgin plastics, compatible with the strictest requirements for food contact and medical applications. TotalEnergies signed an agreement with two French partners in 2023: Citeo1 and Paprec, to secure the plant’s long-term supply of plastic waste.

"The start-up of the first advanced plastics recycling plant in France is an important milestone in the conversion of our Grandpuits site into a zero-crude complex. Alongside Plastic Energy, contributing its technology, and our partners Citeo and Paprec, we are supporting the emergence of a brand-new French plastic recycling activity," declared Valérie Goff, Senior Vice President, Renewables, Fuels & Chemicals at TotalEnergies.

1 An eco-organisation dedicated to reducing the environmental impact of household packaging and paper.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).